Exhibit 99.1

Suite 215-800 West Pender St
Vancouver, BC V6C 2V6

t:	604 669 2251
866 824 1100
f:	604 669 8577

w:	www.kimberresources.com

NI 51-102

VOTING RESULTS REPORT
(Section 11.3)

ANNUAL GENERAL MEETING OF SHAREHOLDERS

DECEMBER 10, 2009

At the Annual General Meeting of the Shareholders of Kimber Resources Inc. (hereinafter called the “Company”) held in the Pacific Room of the Metropolitan Hotel, 645 Howe Street, Vancouver, British Columbia at 1:30 p.m. on Thursday, December 10, 2009 (the “Meeting”) all of the matters voted upon were conducted by a show of hands. The following were the results of the voting:

1.

To receive the Comparative Consolidated Financial Statements of the Company for the financial years ended June 30, 2009, 2008 and 2007 and the Auditors’ report thereon:

UNANIMOUS VOTE IN FAVOR OF THE RESOLUTION BY SHOW OF HANDS

2.

To elect Leanne M. Baker, R. Dennis Bergen, Gordon Cummings, Frederick T. Graybeal, Peter B. Nixon, James J. Puplava, Stephen P. Quin and Donald W. Young as directors of the Company:

ALL DIRECTORS PROPOSED BY MANAGEMENT WERE DECLARED ELECTED AS NO OTHER INDIVIDUALS WERE NOMINATED

3.	To appoint Deloitte & Touche LLP as Auditors of the Company: UNANIMOUS VOTE IN FAVOR OF THE RESOLUTION BY SHOW OF HANDS

Proxies were solicited and the following proxies were received:

Election of Directors

1.

Leanne M. Baker – proxies representing 34,700,193 common shares, being 97.39% of the proxies delivered, authorized voting in favor of the election of Leanne M. Baker and proxies representing 930,600 common shares, being 2.61% of the proxies delivered, were instructed to be withheld from voting for Dr. Baker.

2.

R. Dennis Bergen - proxies representing 35,401,322 common shares, being 99.36% of the proxies delivered, authorized voting in favor of the election of R. Dennis Bergen and proxies representing 229,471 common shares, being 0.64% of the proxies delivered, were instructed to be withheld from voting for Mr. Bergen.

2

3.

Gordon Cummings - proxies representing 35,401,322 common shares, being 99.36% of the proxies delivered, authorized voting in favor of the election of Gordon Cummings and proxies representing 229,471 common shares, being 0.64% of the proxies delivered, were instructed to be withheld from voting for Mr. Cummings.

4.

Frederick T. Graybeal - proxies representing 35,397,691 common shares, being 99.35% of the proxies delivered, authorized voting in favor of the election of Frederick T. Graybeal and proxies representing 233,102 common shares, being 0.65% of the proxies delivered, were instructed to be withheld from voting for Dr. Graybeal.

5.

Peter B. Nixon - proxies representing 35,394,335 common shares, being 99.34% of the proxies delivered, authorized voting in favor of the election of Peter B. Nixon and proxies representing 236,458 common shares, being 0.66% of the proxies delivered, were instructed to be withheld from voting for Mr. Nixon.

6.

James J. Puplava - proxies representing 30,363,970 common shares, being 85.22% of the proxies delivered, authorized voting in favor of the election of James J. Puplava and proxies representing 5,266,823 common shares, being 14.78% of the proxies delivered, were instructed to be withheld from voting for Mr. Puplava.

7.

Stephen P. Quin - proxies representing 35,398,691 common shares, being 99.35% of the proxies delivered, authorized voting in favor of the election of Stephen P. Quin and proxies representing 232,102 common shares, being 0.65% of the proxies delivered, were instructed to be withheld from voting for Mr. Quin.

8.

Donald W. Young - proxies representing 35,401,322 common shares, being 99.36% of the proxies delivered, authorized voting in favor of the election of Donald W, Young and proxies representing 229,471 common shares, being 0.64% of the proxies delivered, were instructed to be withheld from voting for Mr. Young.

Appointment of Auditors

Proxies representing 35,495,615 common shares, being 99.62% of the proxies delivered, authorized voting in favor of the appointment of Deloitte & Touche LLP (“Deloitte”) as auditors of the Company and proxies representing 135,179 common shares, being 0.38% of the proxies delivered, were instructed to be withheld from voting for the appointment of Deloitte.

Dated this 22nd day of December, 2009 at Vancouver, BC

Kimber Resources Inc.

“Gordon Cummings”

Gordon Cummings
President & Chief Executive Officer